APL

P.E. 6-30-04

DRYCLEAN USA INC

04047859

Clean Across America®

Annual Report 2004

A Company Profile

The Company is composed of two operating divisions:

I. The Steiner-Atlantic Division

Founded in 1960, it is one of the nation's leading distributors of commercial laundry, dry cleaning equipment and steam boilers in the United States, the Caribbean and Latin America. It services hotels, hospitals, cruise ships, linen laundries, independent dry cleaners and DRYCLEAN USA franchise stores.

Through its subsidiary, Steiner-Atlantic Brokerage Corp., it acts as a broker to assist others seeking to buy or sell existing dry cleaning stores and coin laundry businesses. Through another subsidiary, DRYCLEAN USA Development Corp., it develops new turn-key dry cleaning establishments for resale to third parties.

II. DRYCLEAN USA Franchise Division

DRYCLEAN USA is one of the largest and most respected, franchise and license operations in the dry cleaning industry, currently consisting of over 400 franchised and licensed locations in the United States, the Caribbean and Latin America.


DRYCLEAN U.S.A

Market for the Common Equity and Related Stockholder Matters.

The Company's Common Stock is traded on the American Stock Exchange (the "Amex") and on the Chicago Stock Exchange, each under the symbol "DCU." The following table sets forth, for the Company's Common Stock, the high and low sales prices on the Amex, as reported by Amex, for the periods reflected below.

	High	Low
Fiscal 2003		
First Quarter	$ .65	$ .35
Second Quarter	.62	.31
Third Quarter	.97	.55
Fourth Quarter	.79	.57
Fiscal 2004		
First Quarter	$ 1.46	$ .60
Second Quarter	2.04	1.03
Third Quarter	2.10	1.50
Fourth Quarter	1.95	1.55

As of September 24, 2004 there were approximately 490 holders of record of the Company's Common Stock.

The Company paid a $.05 per share annual dividend on October 31, 2003 to shareholders of record on October 17, 2003. No dividends were paid on the Company's Common Stock during fiscal 2003. On September 27, 2004, the Company's Board of Directors declared an annual dividend of $.06 per share, payable on November 1, 2004 to holders of the Company's Common Stock of record on October 15, 2004. The Company is a party to a Loan and Security Agreement with a commercial bank, which, among other things, provides that the Company may declare or pay dividends only to the extent that the dividend payment would not reasonably likely result in a failure by the Company to maintain specified consolidated debt service or short-term debt to equity ratios.

The Company did not sell any equity securities during the year ended June 30, 2004 that were not registered under the Securities Act of 1933, as amended.



Contents

President's Message



Michael S. Steiner
President &
Chief Executive Officer

Net earnings for fiscal 2004 were $536,217 or $.08 per diluted share on revenues of $14,672,265, compared to net earnings of $603,793 or $.09 per diluted share and net earnings from continuing operations of $546,134 or $.08 per diluted share on revenues of $14,517,467 in fiscal 2003. Fiscal 2003 included a non-recurring gain on the disposal of discontinued operations to record a gain on the settlement of estimated liabilities accrued in fiscal 2002 related to the sale of our Metro-Tel telecommunications segment

Fiscal 2004 was a challenging year. Both revenues and earnings were essentially flat when comparing fiscal 2004 with fiscal 2003. Despite export sales remaining well below historical levels, we were able to increase sales of our laundry equipment, boilers and spare parts in the domestic market to offset the decline in foreign sales. While we expect the foreign sales picture to improve over time, we are focusing our efforts on the United States market and have taken a number of steps to strengthen the Company.

In June 2004, we expanded our geographical sales territory for certain of our laundry products to include most of Florida instead of just the southern portion of the state. We also increased our sales staff with new sales engineers and now have representation in Orlando, Tampa Bay and Jacksonville for most of our products and spare parts.

Some time ago we applied for patents on our Green-Jet® technology and we expect these patents to be issued in the near future. In this regard, a number of large appliance manufacturers have expressed interest in this technology for application to the consumer laundry equipment market. In addition, the prototype of a new smaller capacity model of Green-Jet® is in the final stages of completion and will be introduced in fiscal 2005. The smaller capacity machine is intended for the hospitality markets and the dry cleaning industry.

Our Company continues to strengthen financially and, therefore, our Board of Directors increased the annual dividend by 20%, to $.06 per share, payable on November 1, 2004 to shareholders of record on October 15, 2004. The increased dividend continues to reflect the Board's confidence and desire to disburse extra cash to our shareholders.

We enter fiscal 2005 with high expectations. With the enlarged sales territory for certain of our significant products and additional sales staff, coupled with a continuing improvement in the domestic market, we expect improvements in both sales and earnings. Although expenses will be higher in fiscal 2005 due to the extra staff and our capital needs will increase to maintain higher receivables and inventories, we feel the investment will be worthwhile and will result in future revenue and earnings growth.

We wish to acknowledge and thank our dedicated employees for their continued efforts and we also wish to thank you, our shareholders for your faith in our Company.

Michael S. Steiner
President & Chief Executive Officer

Management's Discussion and Analysis or Plan of Operation.

General

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto which appear later in this Report.

Overview

The Company's net earnings from continuing operations in fiscal 2004 approximated fiscal 2003 levels. However, primarily as a result of a $57,659 gain on the disposal of the Company's discontinued telecommunications segment recognized in fiscal 2003, net earnings for fiscal 2003 were $67,576 higher than in fiscal 2004.

Although aggregate revenues increased by approximately 1% in fiscal 2004 over fiscal 2003 as a result of a 2.6% increase in product sales, overall costs also increased slightly. While the Company was able to increase domestic sales of laundry equipment, steam boilers and spare parts, foreign sales continued to be adversely impacted by the continuing unstable economy in Latin America, a principal market for the Company's products. The Company does not foresee an improvement in the near future in the economy of Latin America and has, therefore, been focusing its efforts on the United States market.

In this regard the Company:

- Hired a new Executive Vice President and Chief Operating Officer in May 2004, who acquired a 21.5% equity position in the Company from the Company's two principal stockholders in July 2004;
- obtained an expansion of the territory beginning in June 2004 in which it acts as a distributor for certain laundry products to cover most of Florida as another distributor ceased operations; and
- added two experienced sales engineers in June 2004 to adequately cover the expanded territory and to expand sales of the other products marketed by the Company in that geographic area.

While expenses are expected to increase in fiscal 2005 as a result of these actions, the Company believes these investments should generate increased sales and profitability over the long-term.

As a result of the increased sales in June 2004, accounts receivables, as well as inventories, increased significantly toward the end of fiscal 2004. A significant portion of the increase in receivables relates to invoices for sales made in June 2004 that had not yet become due. The Company believes that the level of receivables will stabilize as collections are received but nevertheless will continue to be higher than historical levels. Inventories are likely to further increase in fiscal 2005 to support this expansion.

Despite the use of cash to support this expansion and to pay a $.05 per share, or an aggregate of $350,722, annual cash dividend, the Company increased its cash position in the fiscal 2004 by $128,110. On September 27, 2004, the Company declared an annual cash dividend of $.06 per share (which will result in the expenditure of an aggregate of approximately $422,000), payable on November 1, 2004 to shareholders of record on October 15, 2004.

With the pre-payment of its term loan in fiscal 2003, the Company has been debt free. The Company does not presently anticipate borrowing to fund its expansion.

Liquidity and Capital Resources

During fiscal 2004, the Company continued to add to its financial strength with cash increasing by $128,110 (after the payment of a $350,722 cash dividend) and by $349,784 in fiscal 2003 (after the payment of the $800,000 balance of the Company's term loan enabling the Company to become debt free). The following table summarizes the Company's Consolidated Statement of Cash Flows:

	Years Ended June 30, 2004	2003
Net cash provided (used) by:		
Operating activities	$391,611	$787,620
Investing activities	69,221	362,164
Financing activities	(332,722)	(800,000)

Cash provided by operating activities decreased by $396,009 in fiscal 2004 compared to cash provided by operating activities in fiscal 2003. Among the primary components of the change was a significant reduction in bad debt expense ($42,782 in fiscal 2004 compared to $126,210 in fiscal 2003) attributable to tighter controls on accounts receivable coupled with an improving economy. Above average sales at year end resulting from sales in the additional territory in Florida added in June 2004 accounted for the increase in accounts and lease receivables of $251,761 during fiscal 2004 compared to a decrease of $18,172 in fiscal 2003. In addition, inventories increased by $394,865 during fiscal 2004 as the Company geared up to supply a larger geographical sales territory. Commensurate with the higher inventory levels was an increase in accounts payable and accrued expenses of $161,212 during fiscal 2004. These components of operating activities are expected to stabilize during fiscal 2005. However, receivables are expected to continue to be higher than historical levels and inventories are expected to further increase. Customer deposits increased by $214,836 in fiscal 2004 from a decrease of $204,280 in fiscal 2003 reflecting the increase in the number of customers associated with the larger territory. Income taxes payable decreased by $111,054 as the Company increased its tax deposits during the year.

Investing activities provided cash of $69,221 in fiscal 2004 compared to $362,164 provided in fiscal 2003. Payments received on an outstanding note associated with the sale of the telecommunications segment were less in fiscal 2004 due to a $50,000 pre-payment in fiscal 2003. All monthly payments were current at fiscal 2004 year end. In addition, in fiscal 2004, the Company increased its capital spending for equipment and patents to $74,826 from $28,788 in fiscal 2003. Patent protection is shortly expected covering our Green-Jet® innovations.

Financing activities used cash of $332,723 in fiscal 2004, substantially less then the $800,000 used in fiscal 2003. In fiscal 2004, the Company declared and paid a dividend of $.05 per share (an aggregate of $350,722), while in fiscal 2003, the Company prepaid its bank term loan using $800,000 to become debt free. The expenditures in fiscal 2004 were partially offset by $18,000 from the proceeds of the exercise of stock options to purchase 18,000 shares of Common Stock by two employees.

On September 27, 2004, the Company's Board of Directors declared a $.06 per share annual dividend (or an aggregate of approximately $422,000) payable on November 1, 2004 to shareholders of record on October 15, 2004.

The Company has a $2,250,000 revolving line of credit facility which, as extended in October 2002 and October 2003, is presently scheduled to expire on October 30, 2004. Revolving credit borrowings, which bear interest at 2.50% per annum above the Adjusted LIBOR Market Index Rate, are limited by a borrowing base of 60% of eligible accounts receivable and 60% of certain, and 50% of other, eligible inventories. As of June 30, 2004, the Company had no outstanding borrowings under the line of credit. The Company believes it will be able to renew this facility with the same lender on similar terms.

The Company believes that its present cash position, the cash it expects to generate from operations and cash borrowings available under its line of credit will be sufficient to meet its presently contemplated operational needs.

Off-Balance Sheet Financing

The Company has no off-balance sheet financing arrangements within the meaning of item 303(c) of Regulation S-B.

Results of Operations

	Years Ended June 30, 2004	2003	
Net sales	$14,020,703	$13,671,187	+2.6%
Development fees, franchise and license fees, commissions and other	651,562	846,280	-23.0%
Total revenues	$14,672,265	$14,517,467	+1.0%

Revenues for the year ended June 30, 2004 increased by $154,798 (1.0%) over fiscal 2003. Net sales of the commercial laundry and dry cleaning segment increased by $349,516 (2.6%) due primarily to an increase of 13.1% in parts sales as a result of more equipment being in service, combined with the Company's expansion into most of Florida beginning in June 2004 under a distribution arrangement for certain products. In fiscal 2004, the Company had increased sales of 1.6% and 4.0% of laundry equipment and boiler sales, respectively, which were offset, in part, by a decrease of 2.1% in sales of dry cleaning equipment. A 14.9% decrease in foreign sales attributable to the continuing unstable economy in Latin America was offset by the increases in domestic sales.

Development fees, franchise and license fees and commission revenues decreased by $194,711 (23.0%), principally due to an 18.0% decrease in the License and Franchise segment caused by the troubled Latin American economy. The revenues of each of the Steiner Development division and the Brokerage division are less than 1% of total Company revenues.

Overall expenses of the Company, including costs of sales, were 94.3% of total revenues in fiscal 2004, compared to 94.0% in fiscal 2003, reflecting relatively stable overall costs.

	Years Ended June 30, 2004	2003
As a percentage of net sales:		
Cost of sales	72.3%	72.2%
As a percentage of revenues:		
Selling, general and administrative expenses	25.0%	25.6%
Research and development	.3%	.3%
Total expenses	94.3%	94.0%

Cost of sales, expressed as a percentage of net sales, remained essentially flat. The slight fluctuation was the result of the relative mix of products sold in the periods.

Selling, general and administrative expenses decreased by $56,763 (1.5%) and improved as a percentage of revenues to 25.0% in fiscal 2004 from 25.6% in fiscal 2003. A significant reduction in bad debt expense of $83,428, due to tighter controls on accounts receivable coupled with an improving economy, was partially offset by increased commission expense of $93,323 primarily related to an independent sales representative, who served until May 2004, related to the distribution of the Company's Green-Jet® machine. All other expenses in this category experienced slight year to year fluctuations in the normal course of business.

Research and development expenses declined by $2,825 (6.4%) in fiscal 2004 from fiscal 2003. These expenses were associated with on going research on the Company's Green-Jet® dry-wetcleaning™ machine and the Company's new Multi-Jet® dry cleaning machine.

Interest income decreased by $4,915 (17.1%), primarily due to the lower outstanding principal balance of the note received by the Company as part of the consideration for the sale of the Metro-Tel telecommunications segment in July 2002.

There was no interest expense during fiscal 2004 as the Company's bank term loan was prepaid in full in May 2003 and there were no borrowings under the Company's line of credit during the period. Interest expense of $24,562 in fiscal 2003 related to the then outstanding term loan.

The Company's effective income tax rate of 37.2% in fiscal 2004 approximated its effective income tax rate of 37.9% in fiscal 2003.

Effective July 31, 2002, the Company sold substantially all of the operating assets of its Metro Tel telecommunications segment to an unaffiliated third party. This discontinued operation provided a non-cash gain of $57,659, net of taxes, for fiscal year 2003 as a result of the settlement of estimated liabilities accrued in fiscal 2002 for the sale of the assets of the segment. Savings were realized principally in lease termination expenses and transaction costs.

Inflation

Inflation has not had a significant effect on the Company's operations during any of the reported periods.

Transactions with Related Parties

The Company leases 27,000 square feet of warehouse and office space from William K. Steiner, a principal shareholder, Chairman of the Board of Directors and a director of the Company, under a lease which is scheduled to expire in October 2004. Annual rental under this lease is approximately $83,200. The Company believes that the terms of the lease are comparable to terms that would be obtained from an unaffiliated third party for similar property in a similar locale. The Company is in the process of negotiating a renewal of this lease.

Critical Accounting Policies

Securities and Exchange Commission Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the Company's financial statements:

Revenue Recognition and Accounts and Notes Receivable

Sales of products are generally recorded as they are shipped. Commissions and development fees are recorded when earned, generally when the services are performed or the transaction is closed. Individual franchise arrangements include a license and provide for payment of initial fees, as well as continuing service fees. Initial franchise fees are generally recorded upon the opening of the franchised store, which is evidenced by a certificate from the franchisee, indicating that such store has opened, and collectibility is reasonably assured.

Continuing services fees represent regular contractual payments received for the use of the "Dryclean USA" marks, which are recognized as revenue when earned, generally on a straight line basis.

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent dryclean and laundry stores. Note receivable represents the amounts due from the sale of the telecommunications business. The Company performs continuing credit evaluations of its customers' financial condition and depending on the term of credit, the amount of the credit granted and management's past history with a customer, the Company may require the debtor to pledge the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve based on older aged amounts, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. The Company's non-trade notes receivable are collateralized by the assets sold and are subject to personal guarantees by the principals of the debtor. All payments on such notes are current. Based on the information available to management, it believes the Company's allowance for doubtful accounts as of June 30, 2004 and 2003 is adequate. However, actual write-offs might exceed the recorded allowance.

Franchise License Trademark and Other Intangible Assets

The franchise license, trademark, patents and trade name are stated at cost less accumulated amortization. Those assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). The patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows from the intangible assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made based on the fair value of the related assets.

Use of Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates, including those related to allowances for doubtful accounts receivable, the carrying value of inventories and long-lived assets, the timing of revenue recognition for initial license and franchise fees from sales of franchise arrangements and continuing license and franchise service fees, as well as sales returns. Management bases these estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the recognition of revenues and expenses and the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

New Accounting Pronouncements

During May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity or in a separate category between debt and equity in a balance sheet. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements". The Company does not participate in such transactions.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities ("VIE's") created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. On October 9, 2003, the FASB issued FASB Staff Position No. FIN 46-6 "Effective Date of FASB Interpretation No. 46 Consolidation of Variable Interest Entities," which defers the implementation date for public entities that hold an interest in a variable interest entity or potential variable interest entity from the first fiscal year or interim period beginning after June 15, 2003 to the end of the first interim or annual period ending after December 15, 2003. This deferral applies only if (i) the variable interest entity was created before February 1, 2003 and (ii) the public entity has not issued financial statements reporting that variable interest entity in accordance with FIN 46, other than disclosures required by paragraph 26 of FIN 46. The adoption of FIN 46 did not have a material impact on the Company's financial position, liquidity or results of operations.

DRYCLEAN USA, Inc. and Subsidiaries

Consolidated Balance Sheets

June 30,	2004	2003
Assets (Note 5)		
Current assets		
Cash and cash equivalents	$ 1,742,251	$ 1,614,141
Accounts and trade notes receivable, net of allowance for doubtful accounts of $130,000 and $205,000, respectively	1,600,087	1,382,386
Lease receivables (Note 2)	35,172	53,894
Inventories	2,971,803	2,576,938
Deferred income taxes (Note 4)	97,618	118,525
Note receivable-current (Note 13)	157,143	157,143
Other current assets	112,375	169,094
Total current assets	6,716,449	6,072,121
Lease receivables – due after one year (Note 2)	10,000	-
Note receivable, less current portion (Note 13)	67,857	211,905
Equipment and improvements, net (Note 3)	217,200	233,767
Franchise, trademarks and other intangible assets, net (Note 1)	385,756	409,308
Deferred income taxes (Note 4)	26,859	28,541
	$ 7,424,121	$ 6,955,642
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 1,228,062	$ 1,066,860
Income taxes payable	1,871	112,925
Customer deposits and other	550,042	335,206
Total current liabilities	1,779,975	1,514,991
Total liabilities	1,779,975	1,514,991
Commitments and contingencies (Notes 6, 8 and 9)		
Shareholders' equity (Notes 11 and 12)		
Common stock, $0.025 par value:		
Authorized shares – 15,000,000; 7,045,500 and 7,027,500, shares issued and outstanding, at 2004 and 2003, respectively, including shares held in treasury	176,138	175,688
Additional paid-in capital	2,066,120	2,048,570
Retained earnings	3,404,908	3,219,413
Treasury stock, 31,050 shares at cost	(3,020)	(3,020)
Total shareholders' equity	5,644,146	5,440,651
	$ 7,424,121	$ 6,955,642

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Operations

Year ended June 30,	2004	2003
Revenues:		
Net sales	$ 14,020,703	$ 13,671,187
Development fees, franchise and license fees, commissions and other	651,562	846,280
Total	14,672,265	14,517,467
Cost of sales	10,137,623	9,876,994
Selling, general and administrative expenses (Notes 8 and 9)	3,663,641	3,720,404
Research and development expenses	41,184	44,009
Total	13,842,448	13,641,407
Operating income	829,817	876,060
Other income (expense):		
Interest income	23,810	28,725
Interest expense	-	(24,562)
Earnings from continuing operations before income taxes	853,627	880,223
Provision for income taxes (Note 4)	317,410	334,089
Earnings from continuing operations	536,217	546,134
Estimated gain on disposal of discontinued operations, net of income tax expense of $34,788 (Note 13)	-	57,659
Net earnings	$ 536,217	$ 603,793
Earnings per share from continuing operations, basic and diluted	$ .08	$ .08
Earnings per share from discontinued operations, net of taxes, basic and diluted	-	.01
Net earnings per share, basic and diluted (Note 10)	$ .08	$ .09
Weighted average number of shares of common stock outstanding:		
Basic	7,009,188	6,996,450
Diluted	7,032,060	6,996,450

Consolidated Statements of Shareholders' Equity

	Common Stock		*Additional Paid-in*	*Treasury Stock*		*Retained*	
	Shares	*Amount*	*Capital*	*Share*	*Cost*	*Earnings*	*Total*
Balance at July 1, 2002	7,027,500	$ 175,688	$ 2,048,570	31,050	$ (3,020)	$ 2,615,620	$ 4,836,858
Net earnings	-	-	-	-	-	603,793	603,793
Balance at June 30, 2003	7,027,500	175,688	2,048,570	31,050	(3,020)	3,219,413	5,440,651
Stock options exercised	18,000	450	17,550	-	-	-	18,000
Dividends paid ($.05 per share)	-	-	-	-	-	(350,722)	(350,722)
Net earnings	-	-	-	-	-	536,217	536,217
Balance at June 30, 2004	**7,045,500**	**$176,138**	**$2,066,120**	**31,050**	**$ (3,020)**	**$3,404,908**	**$5,644,146**

See accompanying summary of accounting policies and notes to financial statements.

DRYCLEAN USA, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Year ended June 30,	2004	2003
Operating activities:		
Net earnings from continuing operations	$ 536,217	$ 546,134
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	114,946	114,941
Bad debt expense	42,782	126,210
Provision for deferred income taxes	22,589	102,154
(Increase) decrease in operating assets:		
Accounts, notes and lease receivables	(251,761)	18,172
Inventories	(394,865)	341,534
Refundable income taxes	-	225,167
Other current assets	56,719	16,537
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	161,202	(577,086)
Income taxes payable	(111,054)	78,137
Customer deposits and other	214,836	(204,280)
Net cash provided by continuing operations	391,611	787,620
Net income from discontinued operations	-	57,659
Adjustments:		
Estimated gain on disposal of assets	-	(92,447)
Decrease in net operating assets	-	34,788
Net cash provided by discontinued operations	-	-
Net cash provided by operating activities	391,611	787,620
Investing activities:		
Net proceeds upon disposal of business		210,000
Payments received on note receivable	144,048	180,952
Capital expenditures	(40,905)	(15,634)
Patent expenditures	(33,922)	(13,154)
Net cash provided by investing activities	69,221	362,164
Financing activities:		
Payments on term loan	-	(800,000)
Proceeds from exercise of stock options	18,000	
Dividends paid	(350,722)	-
Net cash used in financing activities	(332,722)	(800,000)
Net increase in cash and cash equivalents	128,110	349,784
Cash and cash equivalents at beginning of year	1,614,141	1,264,357
Cash and cash equivalents at end of year	$ 1,742,251	$ 1,614,141
Supplemental Information:		
Cash paid for:		
Interest	$ -	$ 24,562
Income taxes	406,000	24,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Nature of Business

DRYCLEAN USA, Inc. and subsidiaries (collectively, the "Company") sell commercial and industrial laundry and dry cleaning equipment, boilers and replacement parts; sell individual and area franchises under the DRYCLEAN USA name; and act as a business broker in connection with the purchase and sale of retail dry cleaning stores and coin laundries.

The Company primarily sells to customers located in the United States, the Caribbean and Latin America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of DRYCLEAN USA, Inc. and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Sales of products are generally recorded as they are shipped. Shipping, delivering and handling fee income of approximately $245,000 and $317,000 for the years ended June 30, 2004 and 2003, respectively, are included as sales and other revenues in the consolidated financial statements. Shipping, delivering and handling costs are included in cost of sales. Commissions and development fees are recorded when earned. Individual franchise arrangements include a license and provide for the payment of initial fees, as well as continuing royalty fees. Initial franchise fees are generally recorded upon the opening of the franchise store. Continuing royalty fees are recorded when earned.

Customer deposits represent primarily amounts received from customers for future delivery of equipment or services.

Accounts and Notes Receivable

Accounts and trade notes receivable are customer obligations due under normal trade terms. The Company sells its products primarily to independent drycleaning and laundry stores. The non-trade note receivable represents the amounts due from the sale of the telecommunications segment. The Company performs continuing credit evaluations of its customers' financial condition and depending on the terms of credit, the amount of the credit granted and management's history with a customer, the Company may require the customer to pledge the purchased equipment as collateral for the receivable. Senior management reviews accounts and notes receivable on a regular basis to determine if any such amounts will potentially be uncollectible. The Company includes any balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. The Company's non-trade note receivable is collateralized by the assets sold and is supported by personal guarantees by the principals of the debtor. All payments on such note are current. Based on the information available, management believes the Company's allowance for doubtful accounts as of June 30, 2004 and 2003 is adequate. However, actual write-offs might exceed the recorded allowance.

Inventories

Inventories consist principally of finished goods and are valued at the lower of cost or market determined on the first-in first-out method.

Equipment, Improvements and Depreciation

Property and equipment are stated at cost. Depreciation and amortization are calculated on accelerated and straight-line methods over lives of five to seven years for furniture and equipment and the life of the lease for leasehold improvements for both financial reporting and income tax purposes, except that leasehold improvements are amortized over 31 years for income tax purposes.

Asset Impairments

The Company accounts for long-lived assets in accordance with the provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell. The Company has determined that no assets had been impaired as of June 30, 2004 and 2003.

Income Taxes

The Company utilizes the asset and liability method wherein deferred taxes are recognized for differences between consolidated financial statement and income tax bases of assets and liabilities.

Cash Equivalents

Cash equivalents include all highly liquid investments with original maturities of three months or less.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure –

Summary of Accounting Policies

An Amendment of FASB Statement No. 123." requires the Company to provide pro forma information regarding net earnings and net earnings per share as if compensation cost for the Company's stock options had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model. No options were granted in fiscal year 2004 or 2003. Based on these assumptions, under the accounting provisions of SFAS No. 123, the Company's net earnings and net earnings per common share would have been as follows:

Year ended June 30,		2004	2003
Earnings from continuing operations, as reported		$ 536,217	$ 546,134
Less: Total stock-based employee compensation expense determined under fair value based method for all awards		(4,500)	(14,377)
Pro forma earnings from continuing operations		$ 531,717	$ 531,757
Earnings per common share from continuing operations:			
Basic -	As reported	$ 08	$ .08
	Pro forma	.08	.08
Diluted -	As reported	.08	.08
	Pro forma	.08	.08
Earnings per common share:			
Basic -	As reported	$ .08	$ .09
	Pro forma	.08	.08
Diluted -	As reported	.08	.09
	Pro forma	.08	.08

Earnings Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year. Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding during each year. Securities having an anti-dilutive effect on earnings per share are excluded from the calculations.

Advertising Costs

The Company expenses the cost of advertising as of the first date the advertisement is run. The Company expensed approximately $157,000 and $179,000 of advertising costs for the years ended June 30, 2004 and 2003, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist principally of cash and cash equivalents, accounts receivable, lease receivables, notes receivable, accounts payable and accrued expenses and debt. Due to their relatively short-term nature or variable rates, the carrying amounts of such financial instruments, as reflected in the accompanying consolidated balance sheets, approximate their estimated fair value. Their estimated fair value is not necessarily indicative of the amounts the Company could realize in a current market exchange or of future earnings or cash flows.

Franchise License, Trademark and Other Intangible Assets

Franchise license, trademark, and other intangible assets are stated at cost less accumulated amortization. These assets are amortized on a straight-line basis over the estimated future periods to be benefited (10-15 years). Patents are amortized over the shorter of the patents' useful life or legal life from the date such patents are granted. The Company reviews the recoverability of intangible assets based primarily upon an analysis of undiscounted cash flows expected to be generated from the acquired assets. In the event the expected future net cash flows should become less than the carrying amount of the assets, an impairment loss will be recorded in the period such determination is made based on the fair value of the related assets.

New Accounting Pronouncements

During May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity or in a separate category between debt and equity in a balance sheet. Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements". The Company does not participate in such transactions.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities ("VIE's") created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. On October 9, 2003, the FASB issued FASB Staff Position No. FIN 46-6 "Effective Date of FASB Interpretation No. 46 Consolidation of Variable Interest Entities," which defers the implementation date for public entities that hold an interest in a variable interest entity or potential variable interest entity from the first fiscal year or interim period beginning after June 15, 2003 to the end of the first interim or annual period ending after December 15, 2003. This deferral applies only if (i) the variable interest entity was created before February 1, 2003 and (ii) the public entity has not issued financial statements reporting that variable interest entity in accordance with FIN 46, other than disclosures required by paragraph 26 of FIN 46. The adoption of FIN 46 did not have a material impact on the Company's financial position, liquidity or results of operations.

Notes to Consolidated Financial Statements

1. Intangible Assets

Franchise, trademark and other intangible assets consist of the following:

	Estimated Useful Lives (in years)	June 30, 2004	June 30, 2003
Franchise license agreements	10	$ 529,500	$ 529,500
Trademarks, patents and tradename	10-15	139,864	105,944
		669,364	635,444
Less accumulated amortization		(283,608)	(226,136)
		$ 385,756	$ 409,308

Amortization expense amounted to $57,472 in 2004 and $55,951 in 2003. Amortization expense is expected to remain relatively consistent during the next five years.

2. Lease Receivables

Lease receivables result from customer leases of equipment under arrangements which qualify as sales-type leases. At June 30, 2004 and 2003, future lease payments, net of deferred interest ($891 and $3,212 at June 30, 2004 and 2003, respectively), due under these leases amounted to $45,172 and $53,894, respectively.

3. Equipment and Improvements

Major classes of equipment and improvements consist of the following:

June 30,	2004	2003
Furniture and equipment	$ 695,836	$ 670,262
Leasehold improvements	330,914	322,514
	1,026,750	992,776
Less accumulated depreciation and amortization	(809,550)	(759,009)
	$ 217,200	$ 233,767

Depreciation and amortization of equipment and improvements amounted to $57,474 and $55,991 for the years ended June 30, 2004 and 2003, respectively.

4. Income Taxes

Income taxes included in the consolidated statements of operations is as follows:

Year ended June 30,	2004	2003
Continuing operations	$ 317,410	$ 334,089
Gain on discontinued operations	-	34,788
	$ 317,410	$ 368,877

The following are the components of income taxes:

Year ended June 30,	2004	2003
Current		
Federal	$ 252,183	$ 227,828
State	42,638	38,895
	294,821	266,723
Deferred		
Federal	19,309	87,134
State	3,280	15,020
	22,589	102,154
	$ 317,410	$ 368,877

The reconciliation of income tax expense computed at the Federal statutory tax rate of 34% to income taxes (benefit) is as follows:

Year ended June 30,	2004	2003
Tax at the statutory rate	$ 290,233	$ 330,708
State income taxes, net of federal benefit	31,086	35,584
Other	(3,909)	2,585
	$ 317,410	$ 368,877

Deferred income taxes reflect the net tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and the bases used for income tax purposes. Significant components of the Company's current and noncurrent deferred tax assets and liabilities are as follows:

Year ended June 30,	2004	2003
Current deferred tax asset (liability):		
Allowance for doubtful accounts	$ 48,919	$ 77,142
Inventory capitalization	63,742	47,454
Loss on sale of assets	-	753
Other	(15,043)	(6,824)
	97,618	118,525
Noncurrent deferred tax asset (liability):		
Depreciation	(12,825)	(5,075)
Amortization	39,684	33,616
	26,859	28,541
Total net deferred income tax asset	$ 124,477	$ 147,066

5. Credit Agreement and Term Loan

In December 2001, the Company entered into a bank loan agreement with a facility consisting of a term loan of $960,000 and a revolving credit facility of $2,250,000, including a $1,000,000 letter of credit subfacility and $250,000 foreign exchange subfacility. At June 30, 2002, the Company owed $800,000 under the term loan. In May 2003, the Company prepaid the then outstanding balance ($533,333) of its term loan. Revolving credit borrowings are limited by a borrowing base of 60% of eligible accounts receivable and 60% of certain, and 50% of other, eligible inventories. Borrowings under the revolving credit facility bear interest at 2.50% per annum above the Adjusted LIBOR Market Index Rate, are guaranteed by all of the Company's subsidiaries and are collateralized by substantially all of the Company's and its subsidiaries' assets. The revolving credit facility matures October 30, 2004. At June 30, 2004 and 2003, there were no outstanding borrowings under the line of credit. The loan agreement requires maintenance of certain earnings based and other financial ratios and contains other restrictive covenants. The loan agreement also contains limitations on the extent to which the Company and its subsidiaries may incur additional indebtedness, pay dividends, guarantee indebtedness of others, grant liens, sell assets and make investments.

Notes to Consolidated Financial Statements

6. Related Party Transactions

The Company leases warehouse and office space from a principal shareholder of the Company under an operating lease which expires in October 2004. Annual rental expense under this lease approximates $83,200. The lease is renewable for a ten-year term at an amount to be agreed upon by the parties. The Company is in the process of renegotiating this lease.

In addition, in fiscal 2004, the Company paid a law firm, in which a director is of counsel, $43,500 for legal services performed.

7. Concentrations of Credit Risk

The Company places its excess cash in overnight deposits with a large national bank. Concentration of credit risk with respect to trade and lease receivables is limited due to a large customer base. Trade and lease receivables are generally collateralized with equipment sold. The note receivable is collateralized by the assets sold and subject to personal guarantees by the principals of the debtor.

From time to time, the Company purchases inventory from manufacturers in Europe. As a result, the Company is exposed to foreign currency risk in Europe. To mitigate such risk, the Company may enter into foreign exchange forward contracts to reduce its risk to foreign exchange losses associated with commitments to purchase equipment denominated in Euros. The Company does not designate such contracts as hedges and, accordingly, all changes in fair value associated with its forward contracts are recorded in cost of sales. At June 30, 2004 and 2003, the Company had no outstanding commitments to purchase foreign currency.

8. Commitments

In addition to the warehouse and office space leased from a principal shareholder (see Note 6), the Company leases two additional office and warehouse spaces under operating leases expiring in December 2005 and March 2006. As of June 30, 2004, the Company is also obligated under seven leases for future dry cleaning stores that aggregate $252,000 to $275,000 in annual base rent per year for the next five years. The Company anticipates assigning such leases to dry cleaning franchisees or other customers when the leased facilities are available for occupancy.

Minimum future rental commitments for leases in effect at June 30, 2004 approximates the following:

Years ending June 30,	
2005	$ 343,000
2006	296,000
2007	262,000
2008	269,000
2009	275,000
Thereafter	12,000
Total	1,457,000

Rent expense aggregated $157,387 and $153,841 for the years ended June 2004 and 2003, respectively.

As of June 30, 2004, the Company had no outstanding letters of credit.

The Company, through its manufacturers, provides parts warranties for products sold. These warranties are the responsibility of the manufacturer. As such, warranty related expenses are insignificant to the consolidated financial statements.

9. Deferred Compensation Plan

The Company has a participatory deferred compensation plan wherein it matches employee contributions up to 1% of an eligible employee's yearly compensation. Employees are eligible to participate in the plan after three months of service. The Company contributed approximately $9,000 and $10,000 to the Plan during 2004 and 2003, respectively. The plan is tax deferred under Section 401(k) of the Internal Revenue Code.

10. Earnings Per Share

The following reconciles the components of the earnings per share computation:

Year ended June 30,			2004
	Income (Numerator)	*Shares (Denominator)*	*Per Share Amount*
Earnings from continuing operations	$ 536,217	7,009,188	$ .08
Effect of dilutive securities: Stock options	-	22,872	-
Earnings plus assumed dilution	$ 536,217	7,032,060	$ .08

Year ended June 30,			2003
	Income (Numerator)	*Shares (Denominator)*	*Per Share Amount*
Earnings from continuing operations	$ 546,134	6,996,450	$ .08
Effect of dilutive securities: Stock options	-	-	-
Earnings plus assumed dilution	$ 546,134	6,996,450	$ .08

There were outstanding stock options to purchase 20,000 and 439,000, shares of the Company's common stock at June 30, 2004 and 2003, respectively, that were excluded in the computation of earnings per share for such years because the exercise prices of the options were at least the average market price of the Company's common stock for that year.

11. Dividends

The Company paid a $.05 per share annual dividend on October 31, 2003 to shareholders of record on October 17, 2003. No dividends were paid on the Company's Common Stock during fiscal 2003. On September 27, 2004, the Company's Board of Directors declared a dividend of $.06 per share, payable on November 1, 2004 to holders of the Company's Common Stock of record on October 15, 2004

Notes to Consolidated Financial Statements

12. Stock Options

The Company has stock option plans that authorize the grant of options to purchase up to 500,000 shares (until May 2010) of the Company's common stock to employees and consultants and options to purchase 100,000 shares (until August 2004) of the Company's common stock to new directors of the Company.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options to employees and directors. Under APB Opinion No. 25, because the exercise price of the stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation cost has been recognized. No options have been granted to consultants.

Pursuant to the plans, the Company may grant incentive stock options and nonqualified stock options. All options under the director plan are nonqualified stock options. Options may have a maximum term of 10 years, are not transferable and must be granted at an exercise price of at least 100% of the market value of the common stock on the date of grant. Incentive stock options granted to an individual owning more than 10% of the total combined voting power of all classes of stock issued by the Company must have an exercise price of at least 110% of the fair market value of the shares issuable on the date of the grant and may not have a term of more than five years. Incentive stock options granted under the employee plan are subject to the limitation that the aggregate fair market value (determined as of the date of grant) of those options which may first become exercisable in any calendar year cannot exceed $100,000. Generally, options terminate three months following termination of service (except generally one year in the case of termination of service by reason of death or disability).

Generally, options granted to date have been exercisable, on a cumulative basis, as to one-fourth of the shares covered thereby on the first anniversary of grant and one-fourth on the next three anniversaries of grant. There were no stock options granted in fiscal 2004. Options granted under the plans terminate upon a merger in which the Company is not the surviving corporation or in which shareholders before the merger cease to own at least 50% of the combined voting power in the elections of directors of the surviving corporation, the sale of substantially all of the Company's assets or the liquidation or dissolution of the Company, unless other provision is made by the board of directors.

A summary of options under the Company's stock option plans as of June 30, 2004, and changes during the year then ended is presented below:

	Shares	*Weighted Average Exercise Price*
Outstanding at beginning of year	439,000	$ 1.02
Granted	-	-
Exercised	18,000	1.00
Expired	(371,000)	1.00
Outstanding at end of year	50,000	$ 1.36
Options exercisable at year-end	50,000	$ 1.36
Options available for future grant at year-end (a)	500,000	

(a) Excludes shares subject to Stock Option Plan which expired as to future grants in August 2004.

A summary of options under the Company's stock option plans as of June 30, 2003, and changes during the year then ended is presented below:

	Shares	*Weighted Average Exercise Price*
Outstanding at beginning of year	522,750	$ 1.04
Granted	-	-
Expired	(83,750)	1.05
Outstanding at end of year	439,000	$ 1.02
Options exercisable at year-end	436,500	$ 1.02

The following table summarizes information about stock option plan and non-plan options outstanding at June 30, 2004:

Range of Exercise Prices	*Number Outstanding at 6/30/04*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*	*Number Exercisable at 6/30/04*	*Weighted Average Exercise Price*
$.91 - $1.00	30,000	.57 years	$ .94	30,000	$ .94
$2.00	20,000	.35 years	$ 2.00	20,000	$ 2.00

13. Discontinued Operations

In May 2002, the Company initiated a plan to sell substantially all of the operating assets (principally inventory, equipment and intangible assets) of its Metro-Tel segment, which was engaged in the manufacture and sale of telephone test equipment.

The sale, to an unaffiliated purchaser, closed July 31, 2002. The purchase price was $800,000 which was payable $250,000 in cash and a $550,000 promissory note, bearing interest at prime + 1%, (5.25% at June 30, 2004) and payable monthly over 42 months commencing October 1, 2002. Transaction costs were approximately $40,000. The promissory note is guaranteed by certain companies affiliated with the purchaser and the purchaser's and the affiliates' principal shareholders and is collateralized by the operating assets of the purchaser and the affiliated companies. The Company has agreed to subordinate payment of the promissory note, obligations of the affiliated companies of the purchaser under their guarantees and the collateral granted by the purchaser and the affiliated companies to the obligations of the purchaser and the affiliated companies to two bank lenders. The purchaser prepaid $50,000 of the note in 2003. As of June 30, 2004, there was $225,000 outstanding under this note. Principal payments on this note are scheduled to be collected as follows:

Years ending June 30	
2005	$ 157,143
2006	67,857
	$ 225,000

The Company retained all of the segment's accounts receivable, cash and liabilities existing at the time of closing and agreed to a three-year covenant not to compete with the purchaser.

Notes to Consolidated Financial Statements

In connection with the sale, the Company accrued costs, including estimated lease termination costs, aggregating approximately $184,000 at June 30, 2002. Additionally, the Company recorded a provision of $718,000 to reduce the carrying value of assets sold to their estimated net realizable value at June 30, 2002. The estimated loss on sale of the discontinued operation, net of income tax benefit, recorded as of June 30, 2002 was $555,000.

During the year ended June 30, 2003, the Company settled certain of these estimated costs, including lease termination fees and professional fees for amounts less than previously estimated. Accordingly, the Company recognized a gain on disposal of approximately $58,000, net of taxes in fiscal 2003.

14. Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Steiner-Atlantic Corp., Steiner-Atlantic Brokerage Corp. and DRYCLEAN USA Development Corp., wholly-owned subsidiaries of the Company, comprise the commercial and industrial laundry and dry cleaning equipment segment. Steiner-Atlantic Corp. is a supplier of dry cleaning equipment, industrial laundry equipment and steam boilers to customers in the United States, the Caribbean and Latin American markets. Steiner-Atlantic Brokerage Corp. acts as a business broker to assist others seeking to buy or sell existing dry cleaning and coin laundry businesses. DRYCLEAN USA Development Corp. develops turn-key dry cleaning establishments for resale to third parties.


MULTI-JET
MJ 350

New Multi-Jet™ Dry Cleaning Machine

DRYCLEAN USA License Corp. is the license and franchise operations segment.

The Company primarily evaluates the operating performance of its segments based on the categories noted in the table below. The Company has no sales between segments. Financial information for the Company's business segments is as follows:

Year ended June 30,	2004	2003
Revenues:		
Commercial and Industrial laundry and drycleaning equipment	$ **14,396,031**	$ 14,180,799
License and franchise operations	**276,234**	336,668
Total revenues	$ **14,672,265**	$ 14,517,467
Operating income (loss):		
Commercial and industrial laundry and dry cleaning equipment	$ **904,640**	$ 1,013,611
License and franchise operations	**170,207**	112,893
Corporate	**(245,030)**	(250,444)
Total operating income	$ **829,817**	$ 876,060
Identifiable assets:		
Commercial and industrial laundry and dry cleaning equipment	$ **6,325,915**	$ 5,498,438
License and franchise operations	**655,744**	759,750
Corporate	**442,462**	737,454
Total assets	$ **7,424,121**	$ 6,995,642

For the years ended June 30, 2004 and 2003, export revenues, principally to the Caribbean and Latin America, aggregated approximately $2,340,000 and $2,720,000, respectively, of which approximately $2,209,000 and $2,596,000, respectively, related to the commercial and industrial laundry and dry cleaning equipment segment. All such sales are denominated in U.S. Dollars and, accordingly, the Company is not exposed to risks of foreign currency fluctuations as a result of such sales.

No single customer accounted for more than 10% of the Company's revenues in fiscal 2004 or 2003.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
DRYCLEAN USA, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of DRYCLEAN USA, Inc. and subsidiaries as of June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
September 1, 2004, except for
Note 11 as to which the date is
September 27, 2004

BDO Seidman, LLP
BDO Seidman, LLP



"QUALITY WORK"
"EXCELLENT SERVICE"
8871 CORAL WAY
223-1884
DRYCLEAN USA
ALL WORK DONE ON PREMISES
• EXPERT ALTERATIONS
• LEATHER / SUEDE
• SAME DAY SERVICE
223-1884
FREE PICK-UP & DELIVERY

Corporate Information
Directors

William K. Steiner
Chairman of the Board of Directors

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Jenkens & Gilchrist, Parker Chapin LLP

Stuart Wagner
Consultant

David Blyer
Consultant

Alan M. Grunspan
Kaufman Dickstein & Grunspan, P.A., Attorneys

Officers

William K. Steiner
Chairman

Michael S. Steiner
President & Chief Executive Officer

Venerando J. Indelicato
Treasurer & Chief Financial Officer

Lloyd Frank
Secretary

Alan M. Grunspan
Assistant Secretary

Independent Registered Public Accounting Firm

BDO Seidman, LLP
Miami, FL

Registrar & Transfer Agent

Registrar & Transfer Co.
Cranford, NJ

General Counsel

Jenkens & Gilchrist, Parker Chapin LLP
New York, NY

Forward Looking Statements

Certain statements in this Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Report, words such as "may," "should," "seek," "believe," "expect," anticipate," "estimate," "project," "intend," "strategy" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans, operations, business strategies, operating results and financial position. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that may cause actual results, trends, performance or achievements of the Company, or industry trends and results, to differ materially from the future results, trends, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions in the United States and other countries in which the Company's customers and suppliers are located; industry conditions and trends; technology changes; competition and other factors which may affect prices which the Company may charge for its products and its profit margins; the availability and cost of the equipment purchased by the Company; relative values of the United States currency to currencies in the countries in which the Company's customers, suppliers and competitors are located; changes in, or the failure to comply with, government regulation, principally environmental regulations; and the Company's ability to successfully introduce, market and sell at acceptable profit margins its new Green Jet® dry-wetcleaning™ machine and Multi-Jet™ dry cleaning machine; the Company's ability to implement changes in its business strategies and development plans; and the availability, terms and deployment of debt and equity capital if needed for expansion. These and certain other factors are discussed in this Report and from time to time in other Company reports filed with the Securities and Exchange Commission. The Company does not assume an obligation to update the factors discussed in this Report or such other reports.

Other Available Information

A copy of the Company's Annual Report on Form 10-KSB for the year ended June 30, 2004, as filed with the Securities and Exchange Commission, is available, without charge, to interested stockholders upon a written request therefor to:

DRYCLEAN USA, Inc.
290 N. E. 68th Street
Miami, FL 33138
Att: Investor Relations Dept.
E-mail: ir@drycleanusa.com

Internet Site
The Company's site at www.drycleanusa.com offers information about the Company, including its most recent quarterly results and news releases.

DRYCLEAN USA, Inc.
290 N.E. 68th Street • Miami, FL 33138 • (305) 754-4551
www.drycleanusa.com